

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 30, 2010

Mr. Ulrik Svane Thomsen
President and Principal Executive Officer
Bloggerwave, Inc.
800 West El Camino Real, Suite 180
Mountain View, California 94040

> **Re:** **Bloggerwave, Inc.**
> **Item 4.01 Form 8-K**
> **Filed April 9, 2010**
> **File No. 0-53631**

Dear Mr. Thomsen:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

William H. Thompson
Accounting Branch Chief